JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 3 day of April, 2025, between Amundi S.A. and Amundi Asset Management S.A.S.

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13D needs be filed with respect to the ownership by each of the undersigned of the shares of Victory Capital Holdings, Inc., that the Schedule 13D (including all future amendments thereto) to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of the date first set forth above.

Dated: April 3, 2025

Amundi S.A.

By: /s/ Nicolas Calcoen
Name: Nicolas Calcoen
Title: Deputy Chief Executive Officer

Amundi Asset Management S.A.S.

By: /s/ Nicolas Calcoen
Name: Nicolas Calcoen
Title: Deputy Chief Executive Officer